Shane Daly

Counsel

212-314-3912(Tel.)

212-314-3953(Fax)

March 9, 2012

VIA EMAIL

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company

Separate Account 70 of AXA Equitable Life Insurance Company

Retirement Cornerstone® Series 12.0

Initial Filing on Form N-4

File Nos. 333-178750 and 811-22651

Dear Ms. White:

The purpose of this letter is to provide a response to the Staff’s comments on the Retirement Cornerstone® Series 12.0 prospectus, as provided during our telephone conversation on February, 28, 2012. We first set forth each specific Staff comment and then provide our response.

Comment 1. The series and class ID should be the same as the marketing name. If a contract owner looks at a prospectus and sees “Cornerstone” then looks it up on EDGAR, they will not know what contract ID applies to them. Please use some mechanism on the cover page of the prospectus to distinguish one Cornerstone product from another.

Response 1.

The contract name on the front cover page of the prospectus will be the same as the EDGAR class identifier associated with the contract “Retirement Cornerstone Series 12.0”.

Comment 2. For the multiple variations that will remain in the current prospectus, if any, please confirm supplementally that each contract variation will be made available to any given offeree.

Response 2.

We confirm that each contract series is available to any given offeree.

Comment 3. The example should not reflect any fee on the 4% credit. For example, if you are looking at a contract with $1,000 and a 4% bonus, we would want you to show the fee attributable to the $1,000, not the $1,040.

Response 3.

We respectfully disagree. The example assumes that you invest $10,000 in the contract for the time period indicated. If you invest $10,000 in a Series CP contract, a credit of either 3% or 4% would also apply. This fact is stated in the introduction to the example tables on page 18 of the prospectus. We believe that is the appropriate result for the following reasons.

Form N-4 states that the examples are intended to help compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. We believe that, to be consistent with this objective, it is appropriate to include the credit as well as the fee attributable to the credit since the expenses applicable to a Series CP contract at the end of the applicable time period would in fact include the fee applicable to the credit. We believe excluding the fee attributable to the credit in the example would illustrate a fee that is lower than the amount actually charged against a $10,000 contribution.

We believe we have been fully responsive to the Staff’s comments and that the responses do not raise additional issues for the Staff’s consideration. Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the Staff’s comments. We appreciate your assistance with this filing.

Yours truly,

/s/ Shane Daly

Shane Daly

Cc: Christopher E. Palmer, Esq.

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